Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)
170 University Avenue
Suite 1000
Toronto, Ontario
M5H 3B3

Item 2	Date of Material Change

April 28, 2017.

Item 3	News Release

The press release attached as Schedule “A” was disseminated through Marketwired on April 28, 2017, respectively, with respect to the material changes.

Item 4	Summary of Material Change

On April 28, 2017 the Company announced it had terminated its negotiations with Longtai Medical, Inc. for distribution of the SPORT single port surgical system in the Asia Pacific region. Titan had determined to focus on execution for initial commercialization in the United States and the European Union.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the press release attached as Schedule “A”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer is knowledgeable about the material changes and may be contacted about this report:

Stephen Randall
Chief Financial Officer
(416) 548-7522 (ext. 152)

Email: stephen@titanmedicalinc.com
Website: www.titanmedicalinc.com

Item 9	Date of Report

June 2, 2017.

Schedule “A”

[See Attached]

170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

TITAN MEDICAL ENDS NEGOTIATIONS WITH LONGTAI MEDICAL FOR SPORT
DISTRIBUTION IN ASIA PACIFIC

TORONTO (April 28, 2017) – Titan Medical Inc. (TSX: TMD) (OTCQX: TITXF) (Titan), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (MIS), announces it has terminated its negotiations with Longtai Medical, Inc. (Longtai), a Canadian subsidiary of Ningbo Long Hengtai International Trade Co. Ltd., for distribution of the SPORT single port surgical system in the Asia Pacific region. Titan has determined to focus on execution for initial commercialization in the United States and the European Union, and will return a $2 million deposit to Longtai.

David McNally, Chief Executive Officer of Titan Medical, said, “We are focused on our largest target markets in the United States and Europe. It is worth noting that lengthy discussions with Longtai began in October 2015 and included a good faith $2 million deposit and two term extensions, but with initial priority the United States and Europe, other partnering opportunities and our commitment to focus the contemplated distribution agreement is not in the best interests of Titan. We part ways with Longtai amicably and look forward to reporting on additional milestone progress in the near-term.”

About Titan Medical Inc.

Titan Medical Inc. is focused on the design and development through the planned commercialization of a robotic surgical system for use in MIS. The Company’s SPORT Surgical System, currently under development, includes a surgeon-controlled robotic platform that features multi-articulating instruments for performing MIS procedures through a single incision. The surgical system also includes a workstation that provides a surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view inside a patient’s body. The SPORT Surgical System is designed to enable surgeons to perform a broad set of general abdominal, gynecologic and urologic procedures. For more information, visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACTS:

LHA
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
   or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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